THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

References in this document to “XTL,” or the "Company," refer to XTL Biopharmaceuticals Ltd. All references herein to "$" are to US dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

(incorporated and registered in the State of Israel under the Israeli Companies Law – 1999 with registered number 52-003947-0)

Notice of Extraordinary General Meetings

Appointment of External Directors

Grant of Options and Remuneration to Directors

Notice of the convening of two (2) Extraordinary General Meetings (the “Meetings”) of XTL Biopharmaceuticals Ltd (the "Company") to be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel, at 3:00 p.m. (Israel Time) and 5:30 p.m. (Israel Time) on Thursday, October 2, 2008 is set out at the end of this document.

INSTRUCTIONS TO SHAREHOLDERS

Shareholders are hereby furnished with a proxy card for use at the Meetings. The proxy card should be completed and returned to the Company at its registered offices, Building 3, Kiryat Weizmann, PO Box 370, Rehovot 76100, Israel, in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received no later than 3:00 p.m. (Israeli time) on September 28, 2008 along with confirmation of ownership in accordance with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000.

UK certificated holders and depository interest holders will find enclosed a proxy card for use at the Meetings. The proxy card for the Meetings should be completed and returned to the Company's UK registrars, Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey, JE4 8PW, Channel Islands, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 3:00 p.m. (Israel time) on September 30, 2008. Holders of Depository Interests will find enclosed a form of instruction for use at the Meetings. The form of instruction should be completed and returned to the Company's UK registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE, in accordance with the instructions printed on them as soon as possible and, in any event, so as to be received no later than 3:00 p.m. (Israel time) on September 30, 2008.

ADR holders will receive a proxy with the relevant voting instructions.

Notice of First Extraordinary General Meeting

XTL Biopharmaceuticals Ltd.
(incorporated and registered in the State of Israel under the Israeli Companies Law - 1999 with registered number 52-003947-0)

Notice is hereby given, under the Companies Regulations (Publishing a Notice of a General Meeting and a Special Meeting in a Public Company) - 2000, that an Extraordinary General Meeting (“EGM”) of the Company will be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel, at 3:00 p.m. (Israel Time) on October 2, 2008, to consider, and if thought fit, pass the following resolutions:

1.	THAT Kenneth J. Zuerblis be and is hereby appointed as an External Director of the Company until October 2, 2011.

2.	THAT Jennifer L. Good be and is hereby appointed as an External Director of the Company until October 2, 2011.

DETAILS OF THE DIRECTORS SEEKING APPOINTMENT

Kenneth J. Zuerblis
Non-Executive & External Director

Kenneth J. Zuerblis, 49, has served as Imclone Systems Inc.'s (Nasdaq: IMCL) Chief Financial Officer since March 31, 2008. In this capacity, Mr. Zuerblis is responsible for finance, internal audit, corporate communications and information technology. Prior to joining Imclone, Mr. Zuerblis worked at Enzon Pharmaceuticals, Inc. (Nasdaq: ENZN), a biopharmaceutical company focused on the treatment of cancer and other life-threatening conditions, from 1991 until 2005, and was the chief financial officer starting in 1994. Prior to joining Enzon Pharmaceuticals, Inc., Mr. Zuerblis was at KPMG LLP where he held positions of increasing responsibility over a ten-year period, serving in various advisory roles, including strategic business, tax, audit, and debt and equity financings. Mr. Zuerblis is a certified public accountant and has a degree in accounting from Seton Hall University.

Jennifer L. Good
Non-Executive & External Director

Jennifer L. Good, 43, has served as a Director, President and Chief Executive Officer of Penwest Pharmaceuticals Co. (Nasdaq: PPCO) since June 2006. Ms. Good served as Penwest's President, Chief Operating Officer and Chief Financial Officer from November 2005 to June 2006, and Chief Financial Officer from February 1997 to November 2005. Ms. Good received a Bachelor of Business Administration degree from Pacific Lutheran University and is a Certified Public Accountant in the state of Washington.

Shareholders of record at the close of business on August 25, 2008 are entitled to notice of, and to vote at the EGM. All shareholders are cordially invited to attend the EGM in person.

The resolutions at the EGM shall each be carried by a simple majority, provided that one of the following conditions prevails:

1.
in counting the votes of the majority at the general meeting, at least one-third of all the votes of shareholders who are not controlling shareholders of the Company or representatives of such persons, present at the time of voting are included; in counting the total votes of such shareholders, abstentions shall not be taken into account;

2.	the total number of votes opposing the appointment from among the shareholders referred to in paragraph 1 above shall be no greater than one percent of the total voting rights in the Company.

The definition of “control” is: the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of a certain type of “means of control” of the corporation; “means of control” in a corporation - any one of the following:

1.	the right to vote at a general meeting of a company or a corresponding body of another corporation; or
2.	the right to appoint directors of the corporation or its general manager;

Shareholders who do not expect to attend the EGM in person are requested to mark, date, sign and mail the proxy as promptly as possible. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the EGM by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000 as proof of ownership of the shares (the "Certificate"), or send such Certificate along with a duly executed proxy to Kantor & Co. - Law Offices, Oz House, 14 Abba Hillel Street, 12th Floor, Ramat Gan 52506, Israel.

The Notice of the EGM and the Proxy Form is available for the public at the Israel Securities Authority's site: www.magna.isa.gov.il and at the Company's office at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel. A copy of the Notice of the EGM is also available on the US Securities Exchange Edgar site: http://www.sec.gov/.

Recommendation

The Board believe that the resolutions are in the best interests of XTL Biopharmaceuticals Ltd. and its Shareholders as a whole and, accordingly, the Board unanimously recommend you to vote in favor of the resolutions set out in this First EGM notice.

By order of the Board	Registered Office:
Ronen Kantor	Building 3
Company Secretary	Kiryat Weizmann Science Park
Rehovot 76100
Israel
August 27, 2008

Notes:

1	A member who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a member of the Company.

2	Completion and return of a form of proxy will not preclude a shareholder who is not an ADR holder from attending and voting at the meeting in person if he or she subsequently decides to do so.

Notice of Second Extraordinary General Meeting

XTL Biopharmaceuticals Ltd.
(incorporated and registered in the State of Israel under the Israeli Companies Law - 1999 with registered number 52-003947-0)

Notice is hereby given, under the Companies Regulations (Publishing a Notice of a General Meeting and a Special Meeting in a Public Company) - 2000, that an Extraordinary General Meeting (“EGM”) of the Company will be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel, at 5:30 p.m. (Israel Time) on October 2, 2008, to consider, and if thought fit, pass the following resolutions:

THAT the remuneration terms for Kenneth J. Zuerblis and Jennifer L. Good, as set forth in the attached Appendix A, and as shall be submitted to the Company's Audit Committee and Board of Directors on October 2, 2008 for approval (prior to this Second EGM), is hereby approved.

THAT the remuneration terms for Samuel H. Rudmann, as set forth in the attached Appendix A, and as shall be submitted to the Company's Audit Committee and Board of Directors on October 2, 2008 for approval (prior to this Second EGM), is hereby approved.

THAT the grant to Michael S. Weiss, the Company's Chairman of the Board, of options to purchase Ordinary Shares nominal value NIS 0.02 each of the Company, under the terms and conditions as set forth in the attached Appendix A and as shall be submitted to the Company's Audit Committee and Board of Directors on October 2, 2008 for approval (prior to this Second EGM), is hereby approved.

THAT the grant to Ben-Zion Weiner of options to purchase Ordinary Shares nominal value NIS 0.02 each of the Company, under the terms and conditions as set forth in the attached Appendix A and as shall be submitted to the Company's Audit Committee and Board of Directors on October 2, 2008 for approval (prior to this Second EGM), is hereby approved.

THAT the revised monetary remuneration terms for Ben-Zion Weiner and William J. Kennedy, as set forth in the attached Appendix A, and as shall be submitted to the Company's Audit Committee and Board of Directors on October 2, 2008 for approval (prior to this Second EGM), is hereby approved.

Shareholders of record at the close of business on August 25, 2008 are entitled to notice of, and to vote at the EGM. All shareholders are cordially invited to attend the EGM in person.

The resolutions at the Second EGM shall each be carried by a simple majority.

Shareholders who do not expect to attend the EGM in person are requested to mark, date, sign and mail the proxy as promptly as possible. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the EGM by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000 as proof of ownership of the shares (the "Certificate"), or send such Certificate along with a duly executed proxy to Kantor & Co. - Law Offices, Oz House, 14 Abba Hillel Street, 12th Floor, Ramat Gan 52506, Israel.

The Notice of the EGM and the Proxy Form is available for the public at the Israel Securities Authority's site: www.magna.isa.gov.il and at the Company's office at Building 3, Kiryat Weizmann Science Park, Rehovot, PO Box 370, Israel 76100. A copy of the Notice of the EGM is also available on the US Securities Exchange Edgar site: http://www.sec.gov/.

By order of the Board	Registered Office:
Ronen Kantor	Building 3
Company Secretary	Kiryat Weizmann Science Park
Rehovot 76100
Israel
August 27, 2008

Notes:

1	A member who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a member of the Company.

2	Completion and return of a form of proxy will not preclude a shareholder who is not an ADR holder from attending and voting at the meeting in person if he or she subsequently decides to do so.

Appendix A

Proposed Remuneration for each of Kenneth J. Zuerblis and Jennifer L. Good (separately and not jointly)

Monetary Compensation

Each of the aforementioned directors shall be entitled to compensation under the Israel Companies Regulations (Rules regarding Consideration and Expenses for External Directors)-2000, as follows:

Annual consideration of $20,000 (to be paid in 4 equal quarterly payments), payments of $750 for attendance at each board or committee meeting in person or held by teleconference and reimbursement of reasonable out-of-pocket expenses effective from date of appointment.

Grant of Options

Each of the aforesaid directors shall be entitled to a grant of 300,000 Options to purchase 300,000 Ordinary Shares of the Company with vesting as follows:

300,000 options to vest over three (3) years in a linear manner so that 8,334 options shall vest upon every month during which he shall serve as a director of the Company for 36 months from the issuance of the options (on the last month, 8,310 shall vest) so that upon the end of the three (3) year period, 300,000 options shall be vested.

The exercise price for each such option shall be equal to the closing price of the Company's ADRs on the NASDAQ Stock Market at the date of the Second EGM, divided by ten (10). The options have a term of ten (10) years from grant date, and are granted in accordance with the terms and conditions of the Company's 2001 Share Option Plan.

Proposed Remuneration for Samuel H. Rudman

Monetary Compensation

Annual consideration of $20,000 (to be paid in 4 equal quarterly payments), payments of $2,000 for attendance at each board or committee meeting held in person, $750 for participation in a board or committee meeting held by teleconference and reimbursement of reasonable out-of-pocket expenses effective from date of appointment.

Grant of Options

Mr. Rudman shall be entitled to a grant of 300,000 Options to purchase 300,000 Ordinary Shares of the Company with vesting as follows:

300,000 options to vest over three (3) years in a linear manner so that 8,334 options shall vest upon every month during which he shall serve as a director of the Company for 36 months from the issuance of the options (on the last month, 8,310 shall vest) so that upon the end of the three (3) year period, 300,000 options shall be vested.

The exercise price for each such option shall be equal to the closing price of the Company's ADRs on the NASDAQ Stock Market at the date of the Second EGM, divided by ten (10). The options have a term of ten (10) years from grant date, and are granted in accordance with the terms and conditions of the Company's 2001 Share Option Plan.

Proposed Grant of Options to Michael S. Weiss, the Company's Chairman of the Board

Mr. Weiss shall be entitled to a grant of 3,500,000 Options to purchase 3,500,000 Ordinary Shares of the Company. Such options vest as follows:

•	2,916,668 options shall be immediately vested; and

•
583,332 options to vest over six months in a linear manner, so that 97,222 options shall vest upon every month during which he shall serve as a director of the Company for 6 months from the issuance of the options, so that upon the end of the 6 month period the remaining 583,332 options shall be vested.

The exercise price for each such option shall be equal to the closing price of the Company's ADRs on the NASDAQ Stock Market at the date of the Second EGM, divided by ten (10). The options have a term of ten (10) years from grant date, and are granted in accordance with the terms and conditions of the Company's 2001 Share Option Plan.

Proposed Grant of Options to Dr. Ben-Zion Weiner

Dr. Weiner shall be entitled to a grant of 300,000 Options to purchase 300,000 Ordinary Shares of the Company with vesting as follows:

300,000 options to vest over three (3) years in a linear manner so that 8,334 options shall vest upon every month during which he shall serve as a director of the Company for 36 months from the issuance of the options (on the last month, 8,310 shall vest) so that upon the end of the three (3) year period, 300,000 options shall be vested.

The exercise price for each such option shall be equal to the closing price of the Company's ADRs on the NASDAQ Stock Market at the date of the Second EGM, divided by ten (10). The options have a term of ten (10) years from grant date, and are granted in accordance with the terms and conditions of the Company's 2001 Share Option Plan.

Revised Monetary Compensation for Ben-Zion Weiner and William J. Kennedy

Annual consideration of $20,000 (to be paid in 4 equal quarterly payments), payments of $2,000 for attendance at each board or committee meeting held in person, $750 for participation in a board or committee meeting held by teleconference and reimbursement of reasonable out-of-pocket expenses effective from the date of this Second EGM.